FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



1 July 2004

                   TRADING UPDATE FROM COLT TELECOM GROUP PLC

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services reiterated today that market conditions continued to be challenging. Nevertheless, at constant exchange rates, second quarter revenues are expected to be ahead of both the second quarter of 2003 and the first quarter of 2004.

However, COLT also said that since the publication of its first quarter results on 21 April, the company had experienced tougher than expected trading conditions. In addition, there has been slower than anticipated uptake of its data products and the performance of some higher margin voice products has been disappointing. During Q2, revenue growth has therefore come mainly from the lower margin segments of the business. As a result, even though costs continue to be under tight control, overall margins are now under pressure. These trends are expected to continue throughout 2004 and consequently COLT does not now believe that it will meet market expectations for the quarter ended 30 June and the year ending 31 December 2004.

COLT now expects that for the year ending 31 December 2004, reported revenues will be above last year and that EBITDA will be slightly below or in line with last year. Operating free cash flow will however show an improvement over 2003 reflecting lower capital expenditure and improvements in working capital.

COLT President and CEO Steve Akin said:

"We are taking action to improve revenues and are continuing to develop new products, particularly in the higher margin data segments. These initiatives are expected to have a positive impact in the longer term.

"COLT remains financially strong with cash and liquid resources of close to GBP800 million and we remain on track to be free cash flow positive on a sustainable basis during 2005.

"Our strong customer base and industry leading customer service combined with tight management of costs and strong financial position will continue to allow us to weather what remains a challenging operating environment."

SECOND QUARTER RESULTS

COLT's financial results for the quarter ended 30 June 2004 will be published on 21 July.

FORWARD LOOKING STATEMENTS

This trading update contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Group wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group.

These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

CONTACT

John Doherty
Director Corporate Communications
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Tel: +44 (0) 20 7863 5314

                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 01 July 2004                                  COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary